UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 4)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Camelot Information Systems Inc.

(Name of the Issuer)

Camelot Information Systems Inc.

Camelot Employee Scheme Inc.

Camelot Employee SubMerger Scheme INC.

Yiming Ma

Heidi Chou

Yuhui Wang

Benefit Overseas Limited

Dreams Power Ltd.

Bo Chen

 (Names of Persons Filing Statement)

Ordinary Shares, no par value

American Depositary Shares, each representing four Ordinary Shares

(Title of Class of Securities)

G1795R100 (for ordinary shares)

13322V105 (for American depositary shares)

(CUSIP Number)

Camelot Information Systems Inc. Beijing Publishing House A6 North Third Ring Road Xicheng District, Beijing 100120 The People’s Republic of China Tel: +(86-10) 82019000 Fax: +86-10-82019100

Camelot Employee Scheme Inc.

Camelot Employee SubMerger Scheme INC.

 Yiming Ma

Heidi Chou

Yuhui Wang

Benefit Overseas Limited

Dreams Power Ltd.

Bo Chen

 c/o Camelot Information Systems Inc.

Beijing Publishing House

A6 North Third Ring Road

Xicheng District, Beijing 100120

The People’s Republic of China

Tel: +(86-10) 8201 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Paul Strecker, Esq. Shearman & Sterling 12th Floor, Gloucester Tower The Landmark, 15 Queen’s Road Central Hong Kong	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004, PRC

This statement is filed in connection with (check the appropriate box):

☐             The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐             The filing of a registration statement under the Securities Act of 1933.

☐             A tender offer

☒           None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$62,629,580.75	$8,066.69

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of $0.5125 for 122,204,060 outstanding Shares of the issuer subject to the transaction (the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.00012880.

☐             Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Page
Item 15 Additional Information	2
Item 16 Exhibits	3

INTRODUCTION

This Amendment No.4 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Camelot Information Systems Inc., a company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), the issuer of the registered ordinary shares, having no par value (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American Depositary Shares, each representing four Shares (“ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Camelot Employee Scheme Inc., a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); (c) Camelot Employee SubMerger Scheme INC., a company with limited liability incorporated under the laws of the British Virgin Islands (“Merger Sub”); (d) Mr. Yiming Ma (“Mr. Ma” or the “Chairman”), the Company’s Chairman and Chief Executive Officer; (e) Ms. Heidi Chou (“Ms. Chou”), the Company’s President; (f) Mr. Yuhui Wang (“Mr. Wang”), the Company’s Executive Vice President (Mr. Ma, Ms. Chou and Mr. Wang are collectively referred to as the “Buyer Group”); and (g) Benefit Overseas Limited, Dreams Power Ltd. and Mr. Bo Chen.  This Amendment amends and restates in its entirety information set forth in the Transaction Statement.

The Transaction Statement relates to the agreement and plan of merger, dated as of September 18, 2013, by and among Parent, Merger Sub and the Company (the “merger agreement”), pursuant to which Merger Sub was merged with and into the Company with the Company continuing as the surviving company (the “merger”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15                   Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On March 25, 2014, at 10:00 am (Beijing time), an extraordinary general meeting of shareholders of the Company was held at the Company’s office at Beijing Publishing House, A6 North Third Ring Road, Xicheng District, Beijing, the People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Annex A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger.

On March 28, 2014, the Company filed the plan of merger with the Registrar of Corporate Affairs of the British Virgin Islands, and upon registration by the Registrar of Corporate Affairs of the British Virgin Islands, the merger became effective on March 28, 2014. As a result of the merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.

At the effective time of the merger, each of the Shares (including Shares represented by ADS) issued and outstanding immediately prior to the effective time of the merger was cancelled in exchange for the right to receive $0.5125 per Share or $2.05 per ADS surrendered for cancellation, in each case, in cash, without interest and net of any applicable withholding taxes, except for the following excluded Shares: (a) Shares beneficially owned by the Buyer Group or any person controlled by any of them ; (b) Shares beneficially owned by 41 existing shareholders of the Company (and/or entities affiliated with or related to them) who have elected to cancel their rollover Shares and to subscribe for newly issued shares of Parent; and (c) Shares owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended. Each excluded Share (including ADSs that represent excluded Shares) issued and outstanding immediately prior to the effective time of the merger, was cancelled and will cease to exist, and no consideration will be delivered with respect thereto. The Company did not receive any notice of objection from any shareholder prior to the vote to approve the merger, which is required for exercising any dissenter rights.

In addition, immediately after the effective time of the merger, each outstanding option of the Company to purchase Shares under the Company’s Performance Equity Plan adopted as of June 26, 2006, whether vested or unvested, was assumed by Parent from and after the effective time of the merger, in accordance with the terms and conditions of such plan.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (the “NYSE”). The Company requested that the NYSE file a Form 25 with the SEC notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16  Exhibits

(a)-(1) Proxy Statement of the Company, dated February 25, 2014 (the “proxy statement”).*

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3) Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4) Press Release issued by the Company, dated March 12, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 14, 2013.

(a)-(5) Press Release issued by the Company, dated April 22, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 22, 2013.

(a)-(6) Press Release issued by the Company, dated September 18, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 18, 2013.

(a)-(7) Press Release issued by the Company, dated February 24, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on February 25, 2014.

(a)-(8) Press Release issued by the Company, dated March 25, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 25, 2014.

(a)-(9) Press Release issued by the Company, dated March 28, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 28, 2014.

(b)-(1) Debt Commitment Letter, dated as of September 18, 2013, by and between China Development Industrial Bank and Parent.*

(b)-(2) Convertible Debt Commitment Letter, dated as of September 18, 2013, by and between Zoyi Management Consulting Ltd. and Parent.*

(c)-(1) Opinion of Duff & Phelps, LLC, dated September 18, 2013, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2) Discussion materials prepared by Duff & Phelps, LLC for discussion with the independent committee of the board of directors of the Company, dated September 17, 2013.*

(d)-(1) Agreement and Plan of Merger, dated as of September 18, 2013, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2) Rollover Agreement, dated as of September 18, 2013, by and among Rollover Shareholders and Parent, incorporated herein by reference to Annex E of the proxy statement.

(d)-(3) Voting Agreement, dated as of September 18, 2013, by and among Rollover Shareholders and Parent, incorporated herein by reference to Annex F of the proxy statement.

(d)-(4) Limited Guarantee, dated as of September 18, 2013, by Mr. Yiming Ma, Ms. Heidi Chou and Mr. Yuhui Wang in favor of the Company, incorporated herein by reference to Annex G of the proxy statement. *

(f)-(1) Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the proxy statement.

(f)-(2) Section 179 of the BVI Business Companies Act, 2004, as amended, incorporated herein by reference to Annex C of the proxy statement.

(g)                                  Not applicable.

*              Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2014

Camelot Information Systems Inc.

By:	/s/ Yiming Ma
Name: Yiming Ma
Title: Chairman and Chief Executive Officer

Camelot Employee Scheme Inc.

By:	/s/ Yiming Ma
Name: Yiming Ma
Title: Director

Camelot Employee SubMerger Scheme INC.

By:	/s/ Yiming Ma
Name: Yiming Ma
Title: Director

Yiming MA

By:	/s/ Yiming Ma

Heidi Chou

By:	/s/ Heidi Chou

Yuhui Wang

By:	/s/ Yuhui Wang

Benefit Overseas Limited

By:	/s/ Yiming Ma
Name: Yiming Ma
Title: Director

Dreams Power Ltd.

By:	/s/ Heidi Chou
Name: Heidi Chou
Title: Director

Bo Chen

By:	/s/ Bo Chen

Exhibit Index

(a)-(1) Proxy Statement of the Company, dated February 25, 2014 (the “proxy statement”).*

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3) Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4) Press Release issued by the Company, dated March 12, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 14, 2013.

(a)-(5) Press Release issued by the Company, dated April 22, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 22, 2013.

(a)-(6) Press Release issued by the Company, dated September 18, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 18, 2013.

(a)-(7) Press Release issued by the Company, dated February 24, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on February 25, 2014.

(a)-(8) Press Release issued by the Company, dated March 25, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 25, 2014.

(a)-(9) Press Release issued by the Company, dated March 28, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 28, 2014.

(b)-(1) Debt Commitment Letter, dated as of September 18, 2013, by and between China Development Industrial Bank and Parent.*

(b)-(2) Convertible Debt Commitment Letter, dated as of September 18, 2013, by and between Zoyi Management Consulting Ltd. and Parent.*

(c)-(1) Opinion of Duff & Phelps, LLC, dated September 18, 2013, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2) Discussion materials prepared by Duff & Phelps, LLC for discussion with the independent committee of the board of directors of the Company, dated September 17, 2013.*

(d)-(1) Agreement and Plan of Merger, dated as of September 18, 2013, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2) Rollover Agreement, dated as of September 18, 2013, by and among Rollover Shareholders and Parent, incorporated herein by reference to Annex E of the proxy statement.

(d)-(3) Voting Agreement, dated as of September 18, 2013, by and among Rollover Shareholders and Parent, incorporated herein by reference to Annex F of the proxy statement.

(d)-(4) Limited Guarantee, dated as of September 18, 2013, by Mr. Yiming Ma, Ms. Heidi Chou and Mr. Yuhui Wang in favor of the Company, incorporated herein by reference to Annex G of the proxy statement. *

(f)-(1) Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the proxy statement.

(f)-(2) Section 179 of the BVI Business Companies Act, 2004, as amended, incorporated herein by reference to Annex C of the proxy statement.

(g)                                  Not applicable.

*Previously filed.